

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 3, 2013

Bryan H. Hall
Director, Executive Vice President
Liberty Global Corporation Limited
38 Hans Crescent
London SWIX 0LZ
United Kingdom

> **Re:** **Liberty Global Corporation Limited**
> **Registration Statement on Form S-4**
> **Filed March 7, 2013**
> **File No. 333-187100**

Dear Mr. Hall:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus cover page

1. Please disclose the total number of each class of shares being offered by Liberty Global Corporation Limited. Also disclose the total transaction value for the acquisition of Virgin Media, the total amount of cash to be issued to Virgin Media shareholders and the total amount of additional debt that the combined companies are anticipated to have.

Summary, page 14

Structure of the Transaction, page 16

2. Please expand your disclosure to discuss why you have structured the transaction in the manner disclosed. For example, explain why there will be two mergers associated with New Liberty Global's acquisition of each company. As another example, discuss the purpose and effect of having a merger subsidiary acquire a portion of New Liberty Global

shares from New Liberty Global in exchange for a promissory note and then having New Liberty Global and the merger subsidiary issue New Liberty Global shares to Liberty Global shareholders in the first LGI merger. Summarize the terms and amount of the promissory note and disclose the principal amount of the promissory note in the post-transaction diagram.

Interests of Liberty Global Directors and Executive Officers in the Mergers, page 24

3. Please identify the executive officer of Liberty Global, formerly employed by Virgin Media, who will receive VMI merger consideration in connection with the mergers. We note your disclosure on page 153. In addition, please quantify the merger consideration the executive officer will receive.

Risk Factors, page 40

4. We note disclosure in Virgin Media Inc.'s Form 10-K for fiscal year ended December 31, 2012 that as of December 31, 2012 Virgin Media was be able to utilize certain net operating loss carryforwards in the amount of £376.3 million prior to their expiration to reduce U.S. federal income tax liabilities. Please confirm whether the Liberty Global mergers will result in an ownership change for Virgin Media under Section 382 of the Internal Revenue Code, potentially limiting Virgin Media's use of net operating loss carryforwards, tax credits or other tax attributes to offset future taxable income or tax liabilities. If so, please provide appropriate disclosure throughout the joint prospectus/proxy statement, including risk factor disclosure, discussing these tax attributes and whether the use of such tax attributes will be limited, or not able to be utilized at all by Virgin Media, due to the Liberty Global mergers.

5. Please revise your disclosure to include risk factor disclosure discussing that as a result of the deemed distribution of the Lynx Merger Sub 1 promissory note, New Liberty Global could have significant passive income, and thus, may be considered a passive foreign investment company, or PFIC. We note your disclosure on page 173.

The exchange ratios are fixed and will not be adjusted for changes affecting Liberty Global or Virgin Media, page 41

6. Please revise your disclosure here and throughout to clarify the "specified decrease" in the average closing price of Liberty Global common stock that may trigger the Virgin Media board of directors' right under the merger agreement to withdraw its recommendation to the Virgin Media stockholders that they adopt the merger agreement.

New Liberty Global, Liberty Global and Virgin Media will incur transaction, integration and restructuring costs…, page 43

7. If known, please provide estimates of the significant, non-recurring costs New Liberty Global, Liberty Global and Virgin Media will incur in connection with consummating the Liberty Global mergers. In addition, briefly describe the costs that are payable regardless of whether the mergers are completed.

If New Liberty Global is unable to retain key Liberty Global and Virgin Media personnel…, page 50

8. Please revise your disclosure to identify the key personnel of both Liberty Global and Virgin Media referred to in this risk factor.

The "Virgin" brand is used by Virgin Media under licenses from Virgin Enterprises Limited…, page 52

9. Revise your disclosure to briefly discuss the certain circumstances pursuant to which the licenses from Virgin Enterprises Limited can be terminated, thus potentially having a material adverse effect on Virgin Media's business and results of operations.

Special Note Regarding Forward-Looking Statements, page 58

10. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

Liberty Global's Reasons for the Mergers and Recommendation of the Liberty Global Board of Directors, page 94

11. You disclose throughout the Background to the Mergers section the importance to the Liberty Global board of directors that any combination be deleveraging for the combined business. Please discuss the anticipated leverage of the combined companies and the Liberty Global board of directors' consideration of this factor.

12. We note you list numerous additional factors the Liberty Global board of directors considered in connection with the mergers on pages 95-96. Please revise your disclosure to address what about each of these factors affected the board of directors' recommendation on the mergers, and discuss why these factors were viewed as positive or negative in the analysis.

13. Please briefly discuss the restrictions on the conduct of the Liberty Global's business prior to the completion of the merger that the board of directors considered a potentially negative factor related to the merger.

Virgin Media's Reasons for the Mergers and Recommendation of the Virgin Media Board of Directors, page 98

14. Briefly discuss why the Virgin Media board of directors considered the redomiciliation of Virgin Media to the United Kingdom would be beneficial to the merger and the combined companies going forward.

15. Please briefly discuss the restrictions on the conduct of the Virgin Media's business prior to the completion of the merger that the board of directors considered a potentially negative factor related to the merger.

Opinions of Liberty Global's Financial Advisors, page 103

16. With respect to the summary analyses provided of both Liberty Global and Virgin Media's financial advisors, please revise your disclosure, where applicable, in the summary discussion to provide the net present value of both Liberty Global and Virgin Media's tax attributes and net debt outstanding as of December 31, 2012.

17. Please revise to disclose the data underlying the results described in each analysis and to show how that information resulted in the multiples/values disclosed. For example, disclose (i) the Company's projected results that were used in conducting the Discounted Cash Flow analysis (or a cross-reference to those projections), (ii) the enterprise values for each comparable company used in the Selected Company Analysis, and (iii) the total transaction value of each of the transactions used in the Selected M&A Transactions analysis. Please note, this comment applies to each of the summary opinion discussions provided by LionTree, Credit Suisse, Goldman Sachs and J.P. Morgan.

Selected Transactions Analysis, page 109

18. Based on the selected transactions provided, please revise your disclosure to explain why LionTree selected the specific LTM adjusted EBITDA multiples for the Com Hem, Kabel Baden-Wurttemberg and Unitymedia transactions as inputs in the calculation of the implied per share equity reference range provided in this analysis.

Opinions of Virgin Media's Financial Advisors, page 123

Illustrative Present Value of Future Share Price Analysis, page 129

19. Please revise your disclosure to provide the forecasted value of Virgin Media's tax assets provided by Virgin Media that was utilized in this analysis.

Relative Contribution Analysis, page 143

20. Please revise your disclosure to provide the estimated EBITDA and estimated EBITDA less estimated capital expenditures of the pro forma combined company for the years ending December 31, 2012, December 31, 2013, December 31, 2015 and December 31, 2017. We note these specific forecasts are not provided in the management forecasts information beginning on page 147.

Material U.S. Federal Income Tax Considerations, page 162

21. Please revise this is section so that it is clear, if true, that the tax discussions constitute named counsels' opinions. For example, the disclosure in the first paragraph under "Material U.S. Federal Income Tax Considerations for the LGI mergers" on page 65 indicates that Shearman and Sterling has only opined on the accuracy of the description of the material tax consequences. In addition, please indicate why each counsel cannot give a "will" opinion and describe the degree of uncertainty in the opinion.

Unaudited Condensed Pro Forma Combined Financial Statements, page 231

22. Please clarify in the first full paragraph on page 234 the rationale for the assumptions you are making with respect to the 2021 senior secured notes and the 2022 senior notes.

23. We note from your application of purchase consideration on page 240 that you do not appear to have allocated value to either cable franchise rights or rights to use of the Virgin trademark. Please advise us.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
        Eliza W. Swann, Esq.